September 22, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Elektros, Inc.

Form 1-A

Filed April 6, 2021

File No. 024-11500

To the men and women of the SEC:

On behalf of Elektros, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 20, 2021 addressed to Mr. Shlomo Bleier, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 1-A on April 6, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amendment No. 2 to Offering Statement on Form 1-A General

1.	We note your response to comment 2 that you have omitted confidential information from the contract. Please file a request for confidential treatment of that information. Refer to CF Disclosure Guidance Topic No. 7.

COMPANY RESPONSE:

We have attached as an exhibit to the offering statement unredacted contract by and between Segula Technologies, Inc. and Elektros, Inc.

Cover Page

2.	We re-issue comment 1. As you note in your response, at the low end of $0.05 per share, the Company could sell 100,000,000 shares for a total of $5,000,000 and at the high end of $2.00 per share, the Company could only sell 37,500,000 shares for a total of $75,000,000. Since the maximum number of shares that you will be able to sell under this offering statement fluctuates with the price, you have provided a range for the number of shares. The range that you are permitted to include in the offering circular pertains to the price, not the volume, of securities to be offered, consistent with Rule 253(b). Please revise to consistently state the maximum number of shares of common stock you are offering, rather than a range of shares. Similarly, you may limit the price range such that in no event could the company qualify more shares than it is permitted to sell under this offering statement consistent with Rule 251(a)(2). Please have counsel revise its legality opinion, as applicable.

COMPANY RESPONSE:

 We changed the maximum number of shares that can be sold from 100,000,000 to 37,500,000. The Offering Statement has been updated throughout to reflect the change. An amended legal opinion letter has been attached as an exhibit.

Management's Discussion and Analysis, page 5

3.	We note your response to comment 3 and are unable to agree that you are not a shell company because your operations at this stage appear to be nominal. Please revise to re- insert the disclosure that the company is a shell company.

 COMPANY RESPONSE:

We have revised Management’s Discussion and other sections marked as revised to state that we are a shell company and explained ramifications.

Date: September 22, 2021

/s/ Shlomo Bleier

Shlomo Bleier

Chief Executive Officer